Sharps Technology, Inc.

105 Maxess Road

Melville, NY 11747

December 31, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Sharps Technology, Inc.
Registration Statement on Form S-3
Filed December 23, 2024
File No. 333-284028

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sharps Technology, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 PM Eastern Time, December 31, 2024, or as soon as practicable thereafter.

Very truly yours,

Sharps Technology, Inc.

By:	/s/ Andrew Crescenzo
Andrew Crescenzo
Chief Financial Officer